UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PETROCORP INCORPORATED

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

71645N101

(Cusip Number)

July 1, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G	Page 2 of 7 Pages

CUSIP No. 71645N101

1.	Name of Reporting Person: Otter Creek Partners I, L.P.		I.R.S. Identification Nos. of above persons (entities only): 65-0273189

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 184,664

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 184,664

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: PN

Schedule 13G	Page 3 of 7 Pages

CUSIP No. 71645N101

1.	Name of Reporting Person: Otter Creek International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 322,866

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 322,866

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 322,866

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.6%

12.	Type of Reporting Person: IV

CUSIP No. 71645N101

Schedule 13G	Page 4 of 7 Pages

CUSIP No. 71645N101

1.	Name of Reporting Person: HHMI XIII, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 59-0735717

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 71,100*

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 71,100*

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,100*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6%

12.	Type of Reporting Person: EP

•	See Footnote in Item 4 Below

Schedule 13G	Page 5 of 7 Pages

CUSIP No. 71645N101

Item 1(a):	Name of Issuer: PetroCorp Incorporated

Item 1(b):	Address of Issuer’s Principal Executive Offices:

6733 South Yale Tulsa, Oklahoma 74136

Item 2(a):	Name of Persons Filing:

     Otter Creek Partners I, L.P. (“OCP”), Otter Creek International Ltd. (“OCI”) and HHMI XIII, L.L.C. (“HH”). Otter Creek Management Inc. manages investments for OCP, OCI, and HH by making investment decisions for them, including the decisions to invest in shares of the Issuer.

Item 2(b):	Address of Principal Business Office or, if none, Residence:

OCP, OCI:	400 Royal Palm Way, Suite 204 Palm Beach, Florida 33480	HH:	4000 Jones Bridge Road Chevy Chase, MD 20815

Item 2(c):	Citizenship:

     OCP is a Delaware limited partnership, OCI is a British Virgin Islands investment company, and HH is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e):	CUSIP Number: 71645N101

Item 3:	N/A

Item 4:	Ownership:

(a)	Amount beneficially owned

OCP: OCI: HH:	184,664 shares 322,866 shares 71,100 shares*

(b)	Percent of Class:

OCP: OCI: HH:	1.4% 2.6% 0.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

OCP: OCI: HH:	184,664 shares 322,866 shares 71,100 shares*

Schedule 13G	Page 6 of 7 Pages

CUSIP No. 71645N101

(ii)	Shared power to vote or to direct the vote:

OCP: OCI: HH:	-0- shares -0- shares -0- shares

(iii)	Sole power to dispose or to direct the disposition of:

OCP: OCI: HH:	184,664 shares 322,866 shares 71,100 shares*

(iv)	Shared power to dispose or to direct the disposition of:

OCP: OCI: HH:	-0- shares -0- shares -0- shares

*	HH hereby reports it has beneficial ownership, shared voting power and shared dispositive power in response to certain Items of Schedule 13G only to the extent that the reporting person may have the right (in accordance with Rule 13d-3(d)(1) under the Act) to acquire such beneficial ownership or voting or dispositive power within 60 days pursuant to termination of the investment management agreement pursuant to which the securities are held. Pursuant to Rule 13d-4 under the Act, HH hereby disclaims beneficial ownership of the securities as to which this Schedule is filed and expressly declares that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule.

Item 5:	Ownership of Five Percent or Less of a Class: ☒

Item 6:	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8:	Identification and Classification of Members of the Group:

This filing is made on behalf of OCP, OCI and HH. Please see Exhibit 1 attached to that certain Schedule 13G with an effective date of January 31, 2003 and executed as of February 28, 2003, which Exhibit 1 is incorporated herein by reference, setting forth the entities’ agreement to file jointly.

Item 9:	Notice of Dissolution of Group: N/A

Schedule 13G	Page 7 of 7 Pages

CUSIP No. 71645N101

Item 10:	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2003

OTTER CREEK PARTNERS I, L.P.

By:	Otter Creek Management, Inc., its general partner

By: /s/ R. Keith Long

R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.

By: /s/ R. Keith Long

Title: Director

HHMI XIII, L.L.C.

By: Howard Hughes Medical Institute, its sole Member and Manager

By: /s/ R. Keith Long

Title: Power of Attorney